Calculation of ratio of earnings to fixed charges

	(in NOK millions, except ratio)	For the year ended 31 December 2014	For the year ended 31 December 2013	For the year ended 31 December 2012	For the year ended 31 December 2011	For the year ended 31 December 2010
Fixed Charges
	Interest expense*	1,803	12,047	2,443	(385)	1,722
+	Interest within rental expense	9,618	8,064	7,392	5,754	5,208
+	Capitalized interest	1,603	1,077	1,197	869	995
Total fixed charges (A)		13,024	21,188	11,032	6,238	7,925

Earnings
	Income before tax and minority interest	109,428	138,414	206,726	213,841	136,826
-	Equity in net inc non-consol investees	272	(136)	(1,671)	(1,264)	(1,168)
+	Distributed income of equity investees	8	(7)	(8)	(15)	(42)
=	Income before taxes, minority interests and equity investees	109,708	138,271	205,047	212,562	135,616
+	Fixed charges (A)	13,024	21,188	11,032	6,238	7,925
+	Ordinary depr capital interest	1,171	1,233	1,356	1,310	1,637
-	Capitalized interest	(1,603)	(1,077)	(1,197)	(869)	(995)
Total earnings		122,300	159,615	216,238	219,241	144,183

Ratio		9.4	7.5	19.6	35.2	18.2

*Interest expense includes change in fair value of derivatives